UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated June 26, 2019
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

MARKET RELEASE
Sibanye-Stillwater enters into a strategic acquisition agreement with Generation Mining to further its Marathon project
Johannesburg, 26 June 2019: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) is pleased to advise that it has entered into an acquisition agreement (“the agreement”) with Generation Mining Limited (“Gen
Mining”) to further the development of the PGM-copper Marathon project, situated in northern Ontario,
Canada, adjacent to Lake Superior (“Marathon” or the “Marathon project”). The Marathon project was acquired by Sibanye-Stillwater as part of the Stillwater acquisition in May 2017.

The agreement sees Sibanye-Stillwater receive upfront proceeds in the form of 3.0 million Canadian dollars
(CAD$) in cash and 11,053,795 shares @ CAD$0.2714 per share in Gen Mining (an equity interest of 12.9% @
CAD$0.2714 per share) on closing of the agreement. Gen Mining will acquire a 51% interest in the Marathon project and form an unincorporated joint venture with Stillwater Canada Inc.
The agreement will enable Gen Mining, a focused exploration company, to advance the Marathon project and to conclude further economic studies in the development of this asset.

The conclusion of the transaction is subject to customary conditions for a transaction of this nature and is expected to close prior to mid July 2019.

Sibanye-Stillwater CEO, Neal Froneman commented: “We are pleased to enter into this agreement which unlocks immediate value for the Group and ensures appropriate investment and focus on the Marathon project, whilst we maintain our attention on our core US PGM operations. We look forward to working with
Gen Mining to realize the potential of the property, increasing the value proposition for all stakeholders.”

Transaction overview

Upon signing a letter of intent Gen Mining paid a deposit of CAD$100,000 to Sibanye-Stillwater.
To acquire the First Interest, Gen Mining must pay an additional CAD$2.9 million in cash and issue 11,053,795 common shares (or 12.9% interest) at a deemed price per common share of CAD$0.2714 to Sibanye-
Stillwater. Gen Mining will become the operator of the joint venture and the property (unless its interest in the joint venture reduces to a minority interest) and will assume all liabilities of the Property in such operatorship capacity.

Gen Mining has the right to earn an additional 29-per-cent interest in the Property (the “Second Interest”)
within four years of the closing date, by making total cash expenditures on the Property of at least CAD$10 million and delivering a preliminary economic assessment. During this second earn-in period, Gen Mining must make all required expenditures to maintain the property in good standing.
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780
Postal Address:
Private Bag X5
Westonaria, 1780
Tel +27 11 278 9600
Fax +27 11 278 9863

Once Gen Mining has earned the Second Interest, Sibanye-Stillwater shall have the option to fund any future exploration and development costs on a pro rata basis with Gen Mining (80% funded by Gen Mining and
20% funded by Sibanye-Stillwater) in order to maintain its 20% interest in the Property, subject to normal dilution provisions.
If Gen Mining does not earn into the Second Interest, Sibanye-Stillwater shall have a one-time option to re-
acquire from Gen Mining an additional 31% participating interest in the joint venture (for a total 80%
participating interest) for CDN$1.00 and become operator under the joint venture.

Upon a definitive feasibility study (the “DFS”) being prepared and the management committee of the joint venture making a positive commercial production decision, so long as Sibanye-Stillwater has a minimum
20% interest in the Property, then Sibanye-Stillwater will have 90 days to exercise an option to increase its participating interest in the joint venture from its current percentage up to 51% (the “Percentage
Differential”)by agreeing to fund an amount of the total capital costs as estimated in the DFS multiplied by the Percentage Differential, in addition to its pro rata proportion of costs that it would fund at its current participating interest level. Should this option be exercised, Sibanye-Stillwater would also take over operatorship of the project at such time.
More about Generation Mining
Generation Mining is a base metal exploration and development company with various property interests throughout Canada. Its primary business objective is to explore and further develop these properties, and to continue to increase its portfolio of base and precious metal property assets through acquisition. The
Company’s common shares trade on the Canadian Securities Exchange (“CSE”) under the symbol GENM.
For more information, please refer to their website at https://www.genmining.com/.
Investor relations contacts:
Email: ir@sibanyestillwater.com

James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements within the meaning of the “safe harbour”
provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-
looking statements may be identified by the use of words such as “will”, “would”, “expect”, “may”,
“could” “believe”, “anticipate”, “target”, “estimate” and words of similar meaning. These forward-looking statements, including among others, those relating to our future business prospects, financial positions, ability to reduce debt leverage, business strategies, plans and objectives of management for future operations and the anticipated benefits and synergies of transactions, are necessarily estimates reflecting the best judgement of our senior management. Readers are cautioned not to place undue reliance on such statements. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-
Stillwater that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in the Group’s Annual Integrated Report and Annual Financial Report, published on 29 March 2019, and the Group’s Annual Report on Form 20-F filed by Sibanye-Stillwater with the
Securities and Exchange Commission on 9 April 2019 (SEC File no. 001-35785). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise these forward-looking statements, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: June 26, 2019
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer